Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Transcript of Hari V Krishnan on the Inside the ICE House program of ICE NYSE Insights

Show: ICE NYSE Insights; Inside the ICE House

Date: 21 February 2022

Link: https://www.theice.com/insights/conversations/inside-the-ice-house/ropertyguru-ceo-hari-krishnan-gets-real-on-real-estate

Speaker 1:

From the library of the New York Stock Exchange at the corner of Wall and Broad streets in New York City, you’re inside the ICE House, our podcast from Intercontinental Exchange on markets, leadership and vision and global business, the dream drivers that have made the NYSE an indispensable institution of global growth for over 225 years. Each week we feature stories of those who hatch plans, create jobs and harness the engine of capitalism right here, right now at the NYSE and at ICE’s exchanges and clearing houses around the world. And now welcome in inside the ICE House, here’s your host, Josh King of Intercontinental Exchange.

Josh King:

Anytime I need to stretch my legs here at work, I can basically go on a field trip through finance, walking around the completely transformed New York Stock Exchange building that reflects the products, culture, and even colors of whatever company is on hand celebrating its IPO on any given day. And I’m always amazed at what the facilities and events teams at the NYSE can cook up overnight to transform and customize one of the most iconic buildings in the world. The malleability of this building goes far beyond electronic signage today, ICE uses the same massive interior hall that George B. Post designed in 1903 to operate the heart of the global capital markets. And while the core work of bringing buyers and sellers together to trade stocks in a fair and orderly manner is the same as it always has been, every aspect of how the market to operate has been transformed.

Josh King:

While most buildings can’t weather more than a century of evolution without losing their zip, all architectural projects have to at some point confront the tension between form, the aspects that make a structure look pleasing to the eye and function, the parts of the structure that make it best suited for completing the activities that the space was originally designed for. Thomas Sullivan considered the father of the modern skyscraper saw this problem quite simply and coined the phrase, form follows function. His more well known student, Frank Lloyd Wright took a more whimsical approach when he stated form and function should be one joined in a spiritual union, as he described his spiraling design for the Guggenheim Museum here in New York on the upper east side.

Josh King:

Now, New York’s skyline today of towering skyscrapers and rectangular structures is evident enough that old Tom Sullivan was ultimately triumphant in his view and his approach to style became the city’s standard. Form follows function has since become essential principle, followed by architects, designing everything from software to consumer products. Our guest today, Hari Krishnan CEO of PropertyGuru is building the leading digital solutions for real estate in some of the fastest growing markets of the world. We’re going to find out where he stands on form versus function, on how Asia’s leading property to technology or PropTech company offers its customers a platform that matches the perfect form to connect the right properties to the right buyers. Our conversation with Hari Krishnan on the state of real estate in Southeast Asia, how FinTech is going to transform the largest asset by value in the world and the future of PropertyGuru Group. It’s all coming up right after this.

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Josh King:

Our guest today, Hari V Krishnan is the CEO and managing director for PropertyGuru Group soon to be trading under the NYSE ticker symbol, PGRU. Prior to joining PropertyGuru in 2016, he launched LinkedIn in the Asia Pacific region and successfully scaled organizations and built high performing teams in companies like Yahoo, Cisco, and Fox Interactive Media. Welcome, Hari, inside the ICE House.

Hari V Krishnan:

Thank you Josh.

Josh King:

So sir, the combined economies of Southeast Asia are poised, I think, to become the fourth largest in the world after the EU, China and the United States, how has the growth effected the real estate market in the areas that PropertyGuru operates?

Hari V Krishnan:

That’s a fascinating question. It’s a great part of the world to live in. And I guess we are seeing a confluence of three massive mega trends all happening at the same time. Things that have happened over decades in the west are happening concurrently here in Southeast Asia. Essentially you have... We’re halfway through a decade where over 50 million people are moving to cities and towns across the five markets in which we operate in Southeast Asia, they being Singapore, Vietnam, Malaysia, Thailand, and Indonesia. So five of the largest economies and largest countries in this part of the world, 50 million moving, urbanization is a big deal. As they’re moving though, we’re also seeing the emergence of the middle class. We’re seeing a 61% increase in GDP per capita over that same time period. So we have increasingly affluent people moving to cities and towns, and as they move, you’re seeing a third mega trend impact their lives and that is digitalization.

Hari V Krishnan:

Over 200 million people are moving from offline to online essentially, over the same decade. Simply put, got an increasing affluent audience that’s moving to cities and towns looking for jobs, education, a better life and they’re obviously looking for a home for themselves and their families. And because they’re moving as digital natives, they’re looking for digital solutions to find an answer to that and we sit at the confluence of all of that.

Hari V Krishnan:

Now, for some context, we have been operating in the region for 15 years. We launched in 2007 and so essentially we’ve seen some of the ups and downs. We’ve seen the start of this period of phenomenal growth for Southeast Asia. We feel we are very well poised to partner with people in the region and to also for investors, we’re looking for a doorway into Southeast Asia we might provide them with that unique approach.

Josh King:

So COVID-19 and the increasing numbers of people who are using their homes, both to work and live has really evolved the needs of home buyers. PropertyGuru recently published a report on this on the ‘22 Singapore property market outlook. What are some of the findings?

Hari V Krishnan:

Some things are not dissimilar to other markets. Essentially people, if they’re financially able, are lucky to upgrade their homes. Homes are now homes, they’re also homeschool, the have home offices. Increasingly obviously the kids are going to be in school, but people are going to choose to work either permanently, at least part of the time from home. So having increased space to cohabitate a space where potentially two members of the family are working, two or more in some cases, it requires the home to be a little bit larger. In addition to this though, you’re beginning to see people look for a few things. One, they’re looking for better lighting. They want the ability to have access to not just sit under the neon lamps of an office, but essentially their focus on health is definitely higher. They’re looking for places which are closer to F and B establishments, food and beverage establishments. They’re looking for things that are in many cases closer to their offices.

Hari V Krishnan:

So these are things which are relatively new, but I think most importantly, they are looking for places which give them a little bit more flexibility in terms of how they use that dwelling, not just for living, but potentially living and working at the same time.

Josh King:

I mentioned in the introduction, the form and function idea, which combines both the artistic and engineering solutions to a problem. I read, Hari, that your dad was an engineer and your mom was an artist. How did growing up in the Krishnan family household influence how form and function should coexist for you in the business world?

Hari V Krishnan:

Oh, that’s true. We had some fascinating diversity at the dining table, for sure. No, I think dad being an engineer has definitely informed my attention to detail. I think it’s something that I think as an executive over the last 20 plus years, I’ve tried to focus very much on, making sure on top of that. But mom being an artist has definitely also allowed me to step back, see the big picture. Also Understand similar to an oil canvas, sometimes paintings, business stories, businesses develop over time. It takes patience. It takes a vision for what you’re building towards. And often it might take layers of paint to actually to deliver that final solution. And I think those experiences being an apprentice to my mother or an assistant to my dad definitely helped me be a better professional today.

Josh King:

Yeah. I mean, layers of paint, being an assistant to your mom, I’m curious, do you still paint and beside the work that you did to your dad, what else shaped your childhood in India that makes you the kind of executive you are today?

Hari V Krishnan:

Yeah, I still do paint recreationally and now I have children who paint as well, but I think what really shaped me as a kid was I was a competitive tennis player. So I played competitive tennis from my preteens through to my late teens. And I think competitive tennis sort of taught me, one, it sort of taught me how to recover from a loss. Anyone who’s played competitive sports knows that very often you lose more often than you win and I think I was no exception to that. And I think it taught me that what you do at that point is critical, how do you bounce back? How do you not carry that baggage with you to the next tournament or to the next match? How do you manage your energy? How do you play for an entire season and not for a particular match or tournament? So I think a little bit around pacing, a little bit more durability and resilience, but also frankly, that competitive fire, that all started as a competitive tennis player.

Josh King:

Yeah. We’re certainly seeing overnight, maybe in real time for you that playing out right in the case of Mikaela Shiffrin, the famed US skier who toppled out of the gates in her first runs in giant slalom and slalom and she comes back and saying, “Look, I don’t know how to bounce back because this has never happened to me before.” We all fail, but when you have lost a debilitating five set match, a three set match that took everything out of you, how did you look in the mirror and say, “Look, tomorrow’s another day.”?

Hari V Krishnan:

I think you break your next steps into small manageable ones, so you don’t think about the big picture right away. Actually your saving grace at that point is details. You focus on your body, on physical recovery, you focus on things like that. You then try and figure out whether your equipment needs any help rackets and guts, shoes and all those kind of things. And I think once you have figured out those details, along the way, your brain... The human brain’s a fascinating thing, it also has the ability to heal and it allows you to get a little bit more perspective on when things went wrong. Then if time permits, in some seasons you’re going tournament or tournament, you don’t really have a lot of time to introspect, but typically you’d work with your staff, with your coaches, et cetera, and introspect on specific points at which the game was lost and what you learned from it.

Hari V Krishnan:

And beyond anything else, you manage your energy. Because I think what you got to do is make sure you show up at the next tournament, that next match with the same freshness and enthusiasm. If you show up with a fatigue or a defeated attitude... As you know, in sports, in particular, if you start with that... I’ve looked across the net and seen people with that expression, I already feel like I won. I mean, that first serve when I put it over the net, I know I’m going for the win because that person looks like they’re beaten already. I don’t want to give anyone that leg up. So I think for me though, it starts with break it down into small pieces, focusing on tactical things very often, because in that moment if you’re shell shocked right after an exhausting loss, it’s easier to process small things than the big strategic viewpoint on what happened and what went wrong.

Josh King:

When you made it to college, Hari, you studied telecommunications right, I would say, as the internet was beginning to transform the world. What drew you to that discipline of engineering of all the other things you could have done the way your mom and dad raised you?

Hari V Krishnan:

I think for me, it was exactly what you just said. It was the beginning, at the very birth of the internet, dial up modems, the very first internet sites coming along. It felt entrepreneurial. I didn’t have a word for it back then, but it felt fresh, it felt different. It didn’t feel like something where I had to follow along a well-trodden path and no one was really clear what was going to come off it. Would there be businesses or would there not? But I think what was very clear that at the very core, the infrastructure was definitely going to be very real. People were going to need to get access. And at that point I was still in India, mobile telephony was coming to emerging markets in a big way and those technologies were evolving. The internet itself was disrupting everything from farming to, commerce and beyond.

Hari V Krishnan:

And keep in mind, this is well before eCommerce, before online travel, before all that good stuff. I can’t claim that I predicted any of that, but I think it was definitely a feeling of this is going to be brave new age. I get to be there on day one or pretty soon thereafter and craft my future. And I think that’s what attracted me.

Josh King:

And talking about infrastructure, Hari, you attended the University of Colorado Boulder for your master’s degree, where you began an internship with the main guru of all infrastructure, Cisco. Do you remember the first product that you worked on and how did those early years begin to shape your career?

Hari V Krishnan:

No, I think it was a brilliant, brilliant start of my career. I think Cisco is a phenomenal place for a young technology executive to sort of cut their teeth to understand how technology’s done right, to plan well. I started initially for a short period in customer service, supporting some of the largest telcos in the United States, subsequently pivoting to becoming a product manager, essentially developing ethernet switches as they’re called still, very much in every internet data center and very often in closets inside offices as well. And I think, yeah, my switch was a part of the Catalyst Series and something that was very much the core of the internet.

Hari V Krishnan:

I think with Cisco, what you learned primarily was how to make sure you understood a customer’s problems and solve those problems. So the technology was an enabler to that. So even though it was and is a technology company, when I worked there, the emphasis was very much around the customer. The technology was something that we prided ourselves in being very strong at. And so there was definitely an emphasis on excellence and achieving a certain level of caliber that was rewarded financially and through recognition. Far more importantly, it was, okay, once you achieve that excellence, how is that help solve a customer’s problem? What are the big problems we can solve? And this is before all the big digital giants came along. So at that point, infrastructure technology giants were the guys who set the vision. I think I definitely learned a lot of that at Cisco.

Josh King:

I mean, those technology giants dotted Sand Hill Road in Silicon Valley. Was it your experience in those early years in Silicon Valley that made you realize that to be successful a company has got to align its visions to its values?

Hari V Krishnan:

Absolutely. I think people outside the technology sector sometimes do not recognize that very often that alignment... The very best technology companies, the ones that get it right have extremely good alignment between their vision and their values. That turns out to be table stakes. That’s what differentiates their products, their people, their processes. It all starts with a clear alignment of vision to values from their leadership and reinforced through business planning, through communication, through all parts and all facets of running the business.

Josh King:

I’ve got my LinkedIn page up here on another screen it, after returning to Asia for opportunities with Yahoo and other internet companies, you got yourself hired by LinkedIn to launch its Asia Pacific operations. Did building a new business from the ground up, a regional one, prepare you eventually to become the CEO that you are now?

Hari V Krishnan:

I have no doubt that every experience starting from the being an artist apprentice to a tennis player all the way through LinkedIn, all of it played a role. And I think LinkedIn was a fantastic finishing school for some of the things I had learned over the preceding period in my professional career. I think we had really experienced executives, the CEO, the founder, but also the entire executive team were a bunch of people who had already built great technology companies. They had built Yahoo and PayPal and Google and Cisco actually. A number of companies like that. And so in many ways they had the patience, they had the experience, they had a sense of what it was to run a marathon, how to build something of quality over time.

Hari V Krishnan:

And I think building out the Asia Pacific business, but also keep in mind when I joined LinkedIn, LinkedIn existed in the US, it had a small operation in London and then there was us in Asia. There was nothing else. There was no Canada. There was no Western Europe. There was no broader Asia Pacific or Latin America. So yes, it was growing out Asia, but it was actually growing out a multinational from what was a mountain view startup. And I think that was a journey I got to enjoy with LinkedIn. And obviously it played out well. When I joined, frankly, who knew? I mean, you knew the executive team was very good, but things have to go your way as well. We executed well, we showed patience. When things didn’t go our way the experience counted. That played out well over time. So I think that six plus years I spent there really showed me what it was to build a rocket ship.

Hari V Krishnan:

Every time we felt like we had exceeded our ambitions, we’d reset the bar, we’d raise the bar and then try and go after it again. And it wasn’t... Shifting the goal posts often considered a negative thing and it’s considered something that demotivates team. When done right, when done in a consistent manner, when you’re not violating the principle of fairness, it actually serves to inspire teams. And it definitely inspired that business and something I’ve brought to PropertyGuru with me.

Josh King:

I think it was your LinkedIn job that brought you to Singapore where, I guess, you first encountered PropertyGuru as a customer. What Genesis of Steve and Jani’s idea for this first classified property site in the region? And what did the product look like when you first encountered?

Hari V Krishnan:

So Steve and Jani are our founders and they founded the company back in 2007. Both of them moved to Singapore for different reasons back then, one of them from the UK, the other one from Finland. And when moved here, essentially, they found that there were no digital classified sites for real estate, for someone looking to rent at the time, leave alone buy. And you essentially were stuck with print classifieds, a few lines of text, cryptic texts sometimes, no photographs, no nothing, and essentially a very big opaque frustrating journey for a property seeker. And they thought about trying to create more transparency in this space. When I moved to Singapore in 2012, a decade ago, sitting in India, looking for a home when I was searching on the internet, the first platform that appeared was PropertyGuru. And when I came to Singapore, that continued while I was in a service department and my wife and I were nailing down where we were going to live PropertyGuru was the platform we used to find our home.

Hari V Krishnan:

And then subsequently, of course, while I was still in LinkedIn, we actually bought our home and found that one on PropertyGuru as well. And what the site gave us was simply, it showed availability. It had the most coverage. It gave us the most listings, the most access to information. Beyond that, it felt like the information was fresh. I think those two boxes PropertyGuru was checking really well. Beyond that it did look not dissimilar to many classified sites that I’d experienced over time, which are part of the very first wave of the internet. The first business model that made it onto the internet was classifieds. It felt like there were elements of that and the guys Steve and Jani it wasn’t lost on them. They were endeavoring to take the company to the next level. We had already begun to enter a couple of other markets and the company was beginning to figure out that late states startup, the struggles that come in at that point where just hard work and well-intentioned people aren’t sufficient to help you get to that next level.

Josh King:

I’m looking at the site now. I’m seeing the latest projects, One Bernam, Meyer mansion, The Seawind with the Wallich residence. I mean, after your introduction to PropertyGuru as a user, how did the opportunity to join the company come about?

Hari V Krishnan:

PropertyGuru became a LinkedIn client. So we actually sold LinkedIn solutions into PropertyGuru. So it gave me a chance to meet Steve. Jani, actually was a classmate of mine from business school, so I had known him for even longer. So I had known him back from 2005 when I was in business school. And so he was a friend already. And so I got to know Steve and Jani socially and through professional circles while I was still at LinkedIn. And along the way, they, along with our shareholders decided you that they wanted to achieve different things in their lives. They put in a lot of time and effort. And when you are in the very first wave of building companies, when angel investing and venture capital is not developed, it’s a hard graph. And that’s what the guys did. You got to think back to the time when there was no Sand Hill Road, there were no VCs. That very first set of entrepreneurs, what did they have to go through? It’s not dissimilar.

Hari V Krishnan:

What Steve and Jani and another group that did in the early 2000s here in Singapore, they did it without VCs, without angels, using their own networks and such. So I think they were looking for a change themselves. They wanted to build the next phase of their careers. They had young families, young children, et cetera. I was looking for the next challenge looking to sort of take the experience from everything from Cisco through LinkedIn and put it to work and see whether I could lead a business. And frankly, initially it was just more getting to know each other and then as it so happened, they accelerated their decision to transition running the business to a professional leader and I got recruited in to become their CEO.

Hari V Krishnan:

And so I think that journey actually... It played out over several quarters, to be honest. We were feeding each other out, making sure we both knew what we were getting. They had built something that was their baby. They wanted to make sure the right person was taking over. I wanted to make sure that there was sufficient buy-in from them and the board to give me the space it would take to recalibrate the culture. For me, the starting part, we talked about vision to values. I felt we needed to recalibrate or in some cases even establish that in the first instance. And that would take recalibrating culture that already exists. When I joined the company had already existed for seven or eight years. To then take that and pivot it, it’s hard. Particularly a company that’s already winning. They were the leading classified side. It’s not like struggling and they were ready to burn everything down, there were a lot of things that were working really well.

Hari V Krishnan:

And so how do you then recalibrate and do that? And I had estimated it would take me the best part of two years to shift that culture, would the board, would the investors, would the founders have the patience, would they give me the space? Would I have sufficient authority and latitude to do that? I think that’s what we were assessing. And I think we established that mutual confidence in each other and I started right at the end of 2015, 2016, a little over six years ago and the journey has been great in transforming the business.

Josh King:

I think I’ve heard you describe it the way the company was as in its phase one or it’s entrepreneurial phase filled with maybe enthusiastic generalists. If you just want to drill down and geek out a little bit, how did you actually set out as you are sort of kicking their tires to help the company move into its next phase, by narrowing its scope and creating really what was a fully data driven environment?

Hari V Krishnan:

I think the first thing as I said is I was going to try to understand what exactly they were doing and like any good entrepreneurial outfit, there were a number of initiatives that had got essentially a quasi green light. So there were a lot of things that were already cooking, but were not getting completed. So my initial period of listening and learning was very much about literally taking a notebook, sitting down with various teams, trying to understand what they’re working on and then essentially you’re trying to understand how far along they were to completion. And essentially my assessment was a few things. I mean, aside from the technology itself and I’ll talk about that in a second, this is a leading business that needs to get its mojo by really learning how to complete projects in totality. And so what I try to do is bring in something that is, I think, one of my personal strengths and that’s focus. We do a few things and we do them very well.

Hari V Krishnan:

And this again comes from something I learned from my dad. If you do something, do it well, otherwise don’t bother doing it at all. As a professional, I try to embrace that and as a CEO that’s definitely the culture I try to bring. So in that first six to nine months, I was the bad cop. I was shelving. I was putting stuff on ice. I’ve not really done a scientific assessment of how much I did, but I have to believe that a majority, at least more than 50% of the projects that existed before I came in, got shelved within the first three to six months. The benefit though was 2016, though it was a tumultuous transition year, obviously into that second phase, PG2, as I call it. PG1 was entrepreneurial phase. PG2 was this professionalizing scale up phase of the business. It started in 2016. We did though by the end of the year, managed to finish a ton of projects, achieve a bunch of objectives, which we needed. We actually entered our fifth market, which is now our most exciting one, Vietnam.

Hari V Krishnan:

So I think we achieved a bunch of strategic and business objectives. We also managed to attract some phenomenal early talent who continue to be executives in the business. And I think that is a starting point for any technology team, how good of a talent beacon are you? Are people leaving good companies? Is passive talent leaving good jobs to come and join you? And I think we started to do that the second half of 2016.

Josh King:

So as part of PG2, I would suppose, Hari, that the company has completed a number of acquisitions. You’ve maintained your organic growth through both your own revenue and also raising money from KKR and others in the private market. So I’m curious, here we are 2021, 2022, why did you decide to tap the public markets via a spec combination?

Hari V Krishnan:

Yeah, so I think, PG2 finished. We ended PG3 I’d say in 2020 in the midst of COVID. We felt like we had become adjusted [inaudible 00:27:09] positive in 2018. So operationally profitable, we had become a clear market leader. Today we serve over 52 million people every month. We have 3.3 million listings, over 57,000 paying property agents and 65% of our traffic’s organic. That means people are coming without the need of paid marketing. So we’ve established ourselves as the place to go if you’re looking for a home to either buy, sell or rent. That’s great. And we said, okay, now in PG3 with this market leadership and stronger economics, how do we grow to the future? And we felt we needed to lead the property industry into this future. And so we started of taking some steps towards and alluded to that in 2020, we acquired a property data business, and we’re going to try and build out that we have vision to become the property data layer or infrastructure for the property sector in the years to come. Part of that’s going to be a build, part of that’s going to be a buy.

Hari V Krishnan:

And as we started thinking about that, we are backed by phenomenal private investors. We got both TBG capital and KKR on our board and on our share register. It allowed us to complete our largest acquisition to date in 2021, we bought out REA Group’s assets in Malaysia and Thailand. REA obviously they’re a phenomenal PR listed company majority owned by News Corp down in Australia and REA CEO actually sits on our board today. But when we finished all of that last year, essentially our thinking was, “All right for us to grow into the future, we have sufficient capital for the core business.” We do see opportunities for M&A and the fact of the matter is our balance sheet will support small M&A, but not large transformative M&A. Do we need to tap... We probably need to tap markets, either public or private investors to achieve that outcome.

Hari V Krishnan:

We felt the majority of the business was at a place where the story, the financial profile, et cetera, is something that public market investors would recognize and reward and therefore it felt like it was the right time to take this company public, aligning the interests of shareholders, of employees, but far, perhaps most importantly, in pursuit of those strategic objectives for the group going to the future.

Josh King:

So it’s not news to many people, Hari, that there are currently over 500 specs representing about $140 billion that are seeking to de-spec. Why was Bridgetown 2 the right partner for PropertyGuru?

Hari V Krishnan:

Actually, it’s a fun story. The CFO and I were in the midst of leading that conversation, which culminated with us buying REA Group’s assets. So at that point we were not actually looking at taking a company public. When the guys at Bridgetown got introduced to us through a mutual investor, a very large public markets investor, who we had met in the course of interactions many years prior. Actually, spoke to the folks at Bridgetown and said, “Listen, if you have a focus on Southeast Asia, you have to talk to the guys at PropertyGuru.” And so we got this warm introduction from people who we mutually trusted and respected and that was a great introduction to both Thiel Capital, but also Pacific Century out of Hong Kong and meeting both those groups...

Hari V Krishnan:

I think first and foremost, they are a firm that’s run by... Well, they’re two firms, there’s Thiel Capital and there’s Pacific Century Group and both of them have a ton of experience building sizable technology companies. Obviously Peter Thiel and all this experience in North America, but even Pacific Century has a lot of experience with FinTech in particular, out of Hong Kong and across Southeast Asia in short tech, a bunch of other things that they do. And I think that experience combined with the fact that they were personally the entrepreneurs themselves were going to be involved in this backing it, helping share our story in North Asia and across North America was compelling. Because I think for us what we felt is in this next phase, we’ve got great private investors. To go public you got to make sure you got the right people, partners who will help share your story with the street and with Bridgetown and Bridgetown 2 specifically, we felt we found those partners.

Josh King:

I mean, you mentioned Vietnam earlier and I’ve got so many friends and read so many stories about really trying to tap into that market that is really just exploding. Is that one of the bright, shiny objects that attracted people to PropertyGuru as you’re looking to find partners to go public with?

Hari V Krishnan:

Southeast Asia is going to be the fourth largest economy in the world by 2030, the next eight years. If you want to get exposure to that, people are thinking about what are the macro trends that give me access to that demographic dividend, that demographic profile that exists there. And there are a few different business models that do that. But us, obviously you get access to this middle class that is looking to achieve home ownership for the first time in most instances. When you think about a market like Singapore, where I’m based, it’s a fully developed economy, high GDP per capita, you get access to a developed economy, but with a very mature real estate sector, which punches above its weight when you think about the real estate sector itself. When you think about markets like Vietnam and Malaysia, you get access to emerging markets, you get access to the tailwinds of urbanization and middle class and all of that.

Hari V Krishnan:

And I think Vietnam specifically has been such a rocketship for the last three or four years and particularly pre COVID of course, that people can see that. You’re seeing everything from the movement of supply chains into Vietnam in a big way. You’re seeing Vietnam actually be... Vietnam for most people... Some of your listeners may not know, it’s 90 million people. It’s a fairly large country in that sense. It’s not just about Hanoi and Ho Chi Minh City. There are a number of cities. We actually operate nine offices in that country, including in Da Nang, Nha Trang, a bunch of smaller towns, which some people might be aware of and which I’d call out, it’s a very young country. So that demographic definitely means that for decades to come, that economy is going to grow, that middle class is going to be there to spend and to invest. And real estate is one of those things is a lifelong investment. You buy your first home, then you upgrade or you rent, and then you buy. Whichever way you start.

Hari V Krishnan:

And I think we want to be there for that journey. We’ve been there for 15 years. We see ourselves as a multi decade business. And I think Vietnam in particular is a multi decade country for sure.

Josh King:

I mean, talk about lifelong investments. After the break PropertyGuru’s CEO, Hari V Krishnan, and I are going to discuss how tapping the public markets is going to fuel his company’s next phase of growth and evolution and other topics in the real estate sector. That’s all coming up right after this.

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Josh King:

Welcome back. Before the break, PropertyGuru CEO, Hari V Krishnan and I were discussing the growth of PropertyGuru leading to its recent merger with Bridgetown 2 and its impending listing on the New York Stock Exchange. It’s impossible I think to view PropertyGuru’s digital transformation since 2019 without considering the impact of the pandemic. How has COVID-19 changed the company both internally and in market?

Hari V Krishnan:

Yeah. COVID-19 is something else for any business leader. I like to joke about the fact that pandemics are in history books and leadership is in business books. For the first time they’re both going to converge and there is no playbook for a leader to lead a business through this. I think I’ll start out from within PropertyGuru and with our teams. I think we’ve navigated it pretty well, all things considered. We’ve been able to take care of our staff physically, emotionally, obviously mental health has been a big concern. We have a young employee base and making sure they’re well taken care of. We have over 30 nationalities when you think about the employee base for PropertyGuru across our five markets. Many people have been attracted to come and work in this part of the world, but aren’t necessarily from Southeast Asia. So they are geographically dispersed from their loved ones and so obviously concerns at time like this are heightened, so supporting them through that, being able to continue to work from anywhere.

Hari V Krishnan:

We have employees who come from Latin America and Europe, North America, and all across the Asia Pacific region. And I think being able to support them physically and emotionally was a starting point. Financially, the business actually performed extremely well. We published our H1 numbers in our amended F4 and essentially we grew our group revenue, 17.9% in the first half of 2021 over the first half of 2020. So I think we’ve been able to navigate that pretty well. And this is quite a good indicator of the health of the business, because we were doing this in the face of very strong headwinds. The reality is, outside the company, the real estate sector was negatively impacted by COVID. Construction sites were shut. You got to remember the buildings are literally being built as we speak. So construction sites being shut is a headwind. Agents not being able to freely visit apartments or people not being able to visit apartments, a headwind. Foreign buyers or people trying to immigrate into countries and look at homes, that not being easily enabled, a headwind.

Hari V Krishnan:

But having seen all of that, we saw an opportunity to drive digital transformation. We started shipping some innovative solutions. So back in 2020, we actually changed our product roadmap midstream. At the end of Q1 COVID sort of hit our shores and we had to recalibrate. And once we had taken care of our staff, we also had to inspire them to talk about what work are you going to do while you’re working from your homes and we are all waiting for the vaccine and all of that? And we shipped two remarkable products. The first one was PropertyGuru Finance, and that’s a mortgage brokerage business in Singapore. The idea being, listen, it’s a very large multi-billion dollar real estate industry here in Singapore, it lacks transparency and efficiency, despite that it’s not as easy to procure a loan. God knows it’s not easy to procure a loan anywhere in the world, but I think in our part we felt there’s a lot more transparency and efficiency we could inject. We’ve started a little over a year we’ve already brokered over a billion Singapore dollars worth of home loan. So that’s from a standing start.

Hari V Krishnan:

So that was good [inaudible 00:37:56] that we were helping people manage their household cash flows, finance, but also in some cases, refinance their homes, making sure cash flows are managed through that very tumultuous COVID period. The other product we shipped, which we accelerated was called Fast Key Storyteller. It’s an enterprise product. We sell software to real estate developers and banks and valuers as well. This particular product we sold to real estate developers so that they could market their under construction projects to remote buyers. Essentially, it’s a visualization tool. If you’re selling remotely, you can imagine seeing a neighborhood through a visualization, zooming into a particular apartment building, zooming into a particular unit, then doing a 3D walkthrough, essentially through that particular unit. And that being connected to a booking engine, you being able to express interest, put down a little bit of a token payment even, all of that enabled through our software.

Hari V Krishnan:

And that actually took off in a big way for developers across the region, as they continue to market to buyers as far away as mainland China, even when the entire world was going into full fledge lockdown. So I think we started to see that. And as we started doing that, the executive team along with the board decided to get even more aggressive with inorganic growth. So I sort of alluded to this fact, but we actually bought the largest property data business in Malaysia, another very important market for us right at the end of 2020. The idea there being, can we become this single source of truth when it comes to real estate data in our key markets? Can we build a business similar to what CoreLogic does in the US, essentially something which people can go to as a touchstone to understand what is happening in the real estate market? When you think about urban planners, valuers, developers, agencies, investors, they don’t have a single source of truth and we want to become that. And that was one big step in that direction.

Josh King:

I mean, just talking about the single source of truth and drilling into the mortgage space a little bit, Hari, I mean here at ICE, so Jeff Sprecher’s reason for starting ICE was to bring electronification and transparency to the energy markets. And now using the same playbook, he’s trying to be those same concepts to the US real estate industry, with ICE Mortgage Technology. You alluded to this, but how exactly does the lack of transparency cause what you would call the trust gap and how specifically is PropertyGuru going to solve it in Southeast Asia?

Hari V Krishnan:

We are trying to build the property trust platform for Southeast Asia. Essentially we are trying to enable trust by injecting transparency and efficiency so that the different stakeholders of the real estate sector, whether they be property seekers, sellers, agents, developers, banks, and valuers, they can trust each other. We will be the enablers of that trust. And I think when you think about financing in particular, it’s hard for people, consumers to understand their credit worthiness. Once they get their credit worthiness and let’s say that’s something that they actually have access to, it’s hard for them to understand their options. What are the different kind of mortgage products that they could get access to? It’s hard for them to understand the equity value of their current home if they’re looking to upgrade. A number of these things are table stakes in markets like the United states. It’s a great opportunity for us. Because in every other form, Singapore is a fully developed economy. It’s not an emerging economy. It’s a wealthy country. And yet you’re seeing these big gaps within the real estate sector.

Hari V Krishnan:

Beyond that also it is understanding what are the... Not just the pricing trends, but how do you think about pricing trends against renter yield, juxtaposing some of these things so that you can make actionable insights. We believe we are in the actionable insights business, not necessarily in the data business. The data is going to be the infrastructure, but productizing that so that you can make an actionable insight out of it, I think is a critical part. We are all inundated with data and that drinking from the fire hose doesn’t work for anyone in this particular instance. So I think we are trying to make sure that we streamline it, productize it and then whether you’re a seeker, an agent, a developer, you could use the same data, but you’re probably using it for completely different reasons. So productizing it to optimize it is going to be critical.

Hari V Krishnan:

And as I mentioned, we sell software to agencies, to real estate agencies, brokerage brokers, in other words, to real estate developers, as well as valuers. We have the same data layer underpinning all of them. How can we drive workflow automation, but also give them actionable insights?

Josh King:

In the first half of our conversation, we talked about how what began as a classified site is now a marketplace. How does that shift change who all of the stakeholders of PropertyGuru are?

Hari V Krishnan:

Yeah, let me start by first explaining why we use different nomenclature. So a classified site is an advertising platform. It’s primary customer is an advertiser. It’s similar to a newspaper. You open a newspaper, an ad on page 10 is useless unless you turn to page 10. So it’s entirely dependent on the consumer to actually get there. If an advertiser wants to get attention, they want to show up on the first page, maybe above the fold below the fold, most newspapers will probably say below the folds only place you can advertise. But anyway, so that’s the game and that was what was brought onto the internet in the first instance when classifieds came along. You were solving for the advertiser, the consumer essentially came in, had to consume whatever was being advertised to them. A marketplace approaches this very differently. They treat both sides of the marketplace as customers. And so you start optimizing for the consumer as well.

Hari V Krishnan:

We injected, when I came in about three months later, hired our very first data scientist and we spent most of 2016 and ‘17 with data standardization, data governance, not productizing anything, but making sure we got the infrastructure right for our technology. We were gathering and capturing a lot of good first party usage data, but we were not productizing it in a useful way. It was no PII, no personally identifiable information, but we had excellent information to drive better insights. So the more you use our platform, the more it should be getting customized to you rather than just being a generic platform. You had talked about some of those things handpicked for you, et cetera. If you were truly using our platform repeatedly or spending significant time there, you would see over time that getting optimized to your needs.

Hari V Krishnan:

When it comes to real estate, you guess it starts with location and price, the two obvious things, but it’s far more nuance than that. Some people want to have a sea view. Some people need a balcony. Other people want to garden, so it is very, very subjective. So when you go look at something, I can’t make a quick decision as to, is it a budget and a district based decision you’re making, or is it because it as a swimming pool? It’s a far more developed form of artificial intelligence. We’ve used machine learning at the core. We use Google TensorFlow algorithm, which is the best machine learning platform in the world. We use it for matching demand with supply, and that’s the way we think about it.

Hari V Krishnan:

So our platform thinks about the property seeker now as its primary customer and agents and developers are the beneficiaries of us aggregating relevant demand onto the platform. But I think as long as we treat the property seeker as a primary customer, make sure their interests are not violated, they’re not getting spammed, they’re not seeing something that’s objectionable. And I obviously I’m talking about some table stake stuff, but then we go and develop that even further, we are then able to take them down that journey of discovery, which on the other side of the marketplace, they consider leads. But I think if you treat me as a lead explicitly, you’re probably going to get a negative reaction. If you do something that’s good for me, I’m happy to become a lead for your seller. And I think that’s the difference between a classified site and a marketplace.

Josh King:

Beyond the journey of discovery, Hari, you’re also leaning into the FinTech model of subscription and open development. How will FastKey offer long term growth potential for PropertyGuru?

Hari V Krishnan:

So FastKey is a piece of software that we sell to real estate developers. It’s a sales process automation software. It does everything from helping people manage their... Like a CRM, essentially, their different sales channels and sales productivity, allows them to distribute sales collateral to them. As I mentioned, there’s now immersive products that are built on top, which allow remote buyers to actually discover real estate and express interest and make bookings. The idea here is to drive digital transformation from within the developers. One thing again, which is different from our markets, which might not be self evident is the fact that there’s a huge opportunity when it comes to primary real estate here. Unlike the US, which there is primary real estate, but is still dominated by resale. In our markets, it is dominated by primary sale because the cities and towns are being built as we speak.

Hari V Krishnan:

So building solutions for under construction real estate is different from something that’s already built. It’s hard to build a classified listing for something that’s a construction site. You need to have much more software behind the scenes helping the developer so that they help the buyer or the agent partner. So I think we see ourselves as technology enablers and partners throughout that ecosystem.

Josh King:

We talked a little bit earlier about some of the acquisitions you’ve made in the past. You’ve talked about the question you asked yourself and the challenge you and your team have of buy versus build. You’ve made a couple acquisitions and added exciting new technology to what you offer your customers. As you look forward to the next year and years beyond, what types of acquisitions are you still in the hunt for and how will going public help the company’s organic and M&A growth plan?

Hari V Krishnan:

We have been very clear that we do see great opportunities to actually expand and grow into our core and emerging total addressable market. It’s large, it’s over 8 billion in US dollar terms and I think we are looking at a couple of areas that already... There’s about a $2.2 billion time when you look at FinTech and data services. We do have existing products and solutions there, but we do see opportunities to acquire some more businesses to round out our solution set and make sure that we’re doing a good job there. There’s about a billion dollar time focused on developer, what we call operating systems, but in essentially internal workflow automation software, the amount spent by real estate developers. FastKey is there, but we think we actually could not just build, but also buy additional solutions in that space.

Hari V Krishnan:

And then finally you have solutions which are like Porch or TaskRabbit. So which are home services. It’s everything from moving to home management, et cetera. This is something that as we shifted our focus to consumers and started treating them as our primary customer, we started getting these requests, “Hey, you’ve helped me get my home. You help me move into my home. How do I get...” Rather, “You helped me find my home. Can you help me get a mover who will help me move my stuff? Once I move in, can you help me find a plumber or carpenter, whatever else, a technician of some kind to help me set up the home.” And then obviously, “While I live in this home, can you help me manage the home with all its ongoing wear and tear?”

Hari V Krishnan:

The fact of the matter is have forums, discussion forums, where consumers are often asking PropertyGuru for answers. To date all we’ve done is kept it open, allowed service providers to actually come there and actually talk to them without making it a commercial solution. We do believe there’s an operation... that there’s a possibility here for a roll up to actually look at some of the smaller players who do not critical mass, who do not have the right economics when it comes to acquiring consumers on the internet, we have brand power. We feel acquiring a few of these using the power of our brand to then drive greater value, but also then engage with the customer through their life cycle, not just when they’re finding financing, but throughout their ownership of the home as well. I think that’s an opportunity.

Josh King:

To paraphrase something you’ve said in the past, Hari, acquiring is easy, but integration is hard. Can you talk a bit about your process for integrating new companies into the PropertyGuru Group and why you’ve been so successful, both at closing deals, but also finding those synergies from them?

Hari V Krishnan:

I think acquiring a business is much, much easier than integrating. I learned this, as I mentioned, at previous companies I’d worked at. I think what makes PropertyGuru particularly good is as part of the acquisition process, we look very closely at the values of the entrepreneur, of the executive team that we are trying to bring on board, trying to understand where does the values match, where there are gaps, trying to understand that while we are doing commercial due diligence and legal and tax and all the other sort of table stakes items. And I think that is a big part of what my direct executive team and myself, we are personally validating to make sure that this team, this business could actually be value creative to the group and not something that distracts or does value destruction. Now, why we’ve been successful at this is we then are very deliberate about an onboarding. Essentially we’re treating it like hiring a new employee.

Hari V Krishnan:

We think about the onboarding. We assign the offer letter, how do we then onboard you prior to you actually getting the deal being completed? Post the completion, how do we onboard you? How do we integrate you? How do we create sufficient autonomy so you’re not getting absorbed by us? That’s definitely not our style of integration. Our style of integration is focusing first on things like employee benefits and integration, making sure the employees and the team understand fully. Because, again, we typically acquire technology businesses that’s all about the people. So you got to start there.

Hari V Krishnan:

Then we look at things like technology, what’s the level of security, stability, scalability. So our CTO kicks into action and his team will spend a good amount of time there. And then the commercial I really see as the benefits, it’s a lagging indicator in my mind, it is the benefit of doing a good integration. If you have good happy people building good stuff and solving good problems, you’re going to get the revenue, you’re going to get the profits. And I think that’s what’s been our playbook. As you mentioned, we’ve acquired businesses to enter markets like Vietnam. We just bought the business for iProperty in Malaysia, very large acquisition for us just under 12 months ago. We bought businesses in awards and data. We have confidence that our core growth is going to come from organic growth, but we are always going to compliment that with some smart and surgical inorganic acquisitions as well.

Josh King:

As we wrap up, Hari, you’ve said in the past that we compete against our ambition. So if you had to boil it down to a couple things, what are the ambitions for PropertyGuru and for yourself going forward?

Hari V Krishnan:

So we’re a purpose driven business. The vision for the group is to be the trusted advisor for every person seeking property. We are going to have to compete against that vision. Trust is a very hard thing to earn. It’s earned over time. You got to be consistent over time in delivering quality solutions, not just to property seekers, but to agents, developers, banks, and valuers. And our ability to serve them consistently over time and continue to innovate and improve our solutions is going to be the best determinant of whether we achieve this. For me personally, making sure that as we do this, we build a healthy business with top quality executives with fantastic financial profile, et cetera are what I personally am looking forward to doing.

Josh King:

Well, you got a lot of work ahead for you. I think when we started our conversation, it was dark in Singapore on that window I see behind you it’s now about, coming up on eight o’clock AM and I see the sun coming up. So I’m going to let you get on with your day, Hari, but it has been a great pleasure to talk with you. Thanks for joining us inside the ICE House.

Hari V Krishnan:

Thank you, Josh. Thanks for having us.

Josh King:

That’s our conversation for this week. Our guest was Hari V Krishnan, CEO and managing director for PropertyGuru Group soon to be trading under the NYSE ticker symbol, PGRU.

Josh King:

If you like what you heard, please rate us on iTunes so other folks know where to find us. And if you’ve got a comment or question you’d like one of our experts to tackle on a future show, email us at icehouse@ice.com or Tweet at us @icehousePodcast. Our show is produced by Pete Asch with production assistance from Stephan Capriles, Ken Abel and Ian Wolf. I’m Josh King, your host signing off from the library of the New York Stock Exchange. Thanks for listening. We’ll talk to you next week.

Speaker 1:

Information contained in this podcast was obtained in part from publicly available sources and not independently verified. Neither ICE, nor its affiliates make any representations or warranties expressed or implied as to the accuracy or completeness of the information and do not sponsor approve or endorse any of the content here in, all of which is presented solely for informational and educational purposes. Nothing here constitutes an offer to sell, a solicitation of an offer to buy any security or a recommendation of any security or trading practice. Some portions of the preceding conversation may have been edited for the purpose of length or clarity.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru, PubCo and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the business combination, PubCo has filed the Registration Statement with the SEC, which was declared effective by the SEC on February 14, 2022, that includes a definitive proxy statement of Bridgetown 2 to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read the definitive proxy statement in connection with Bridgetown 2’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Bridgetown 2’s proxy solicitor, Morrow Sodali LLC, by emailing BTNB.info@investor.morrowsodali.com or mailing Morrow Sodali LLC 470 West Avenue Stamford, CT 06902 USA. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.